FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm - BKD LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MISSOURI NATURAL GAS DIVISION OF LACLEDE GAS COMPANY WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Thomas A. Reitz
Superintendent of Service and Division Operations

Date: April 14, 2009

MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 014

Financial Statements – Modified Cash Basis as of and for the Years Ended October 31, 2008 and 2007, Supplemental Schedule as of October 31, 2008 and Report of Independent Registered Public Accounting Firm

Laclede Gas

**MISSOURI NATURAL GAS DIVISION OF
LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN**

TABLE OF CONTENTS **PAGE**

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

501 N. Broadway, Suite 600
St. Louis, MO 63102-2126
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

Missouri Natural Wage Deferral Savings Plan Committee
Missouri Natural Gas Division of Laclede
Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2008 and 2007, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan as of October 31, 2008 and 2007, and the changes in its net assets available for benefits (modified cash basis) for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
April 8, 2009
Federal Employer Identification Number: 44-0160260

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
OCTOBER 31, 2008 AND 2007

	2008	2007
CASH	$ 37,967	$ -
INVESTMENTS	5,782,906	5,798,719
NET ASSETS AVAILABLE FOR BENEFITS	$ 5,820,873	$ 5,798,719

See notes to financial statements.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2008 AND 2007

	2008	2007
ADDITIONS:		
CONTRIBUTIONS:		
Employer	$ 142,354	$ 141,128
Employee	371,138	367,008
	513,492	508,136
INVESTMENT INCOME/(LOSS):		
Interest and dividends	92,394	99,317
Net (depreciation)/appreciation in fair value of investments	(561,223)	381,872
	(468,829)	481,189
TOTAL ADDITIONS	44,663	989,325
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	-	64,226
NET TRANSFERS TO OTHER PLANS	22,509	343,710
TOTAL DEDUCTIONS	22,509	407,936
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	22,154	581,389
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	5,798,719	5,217,330
END OF YEAR	$ 5,820,873	$ 5,798,719

See notes to financial statements.

MISSOURI NATURAL GAS
DIVISION OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS –
MODIFIED CASH BASIS
YEARS ENDED OCTOBER 31, 2008 AND 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the basis of cash receipts and disbursements ("modified cash basis"), except that investments in securities reflect fair market value. The modified cash basis is not in accordance with accounting principles generally accepted in the United States of America but is an acceptable method of reporting under the requirements of the Department of Labor.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at the outstanding loan balance. Interest and dividend income are recorded when received.

Use of Estimates – The preparation of financial statements on the modified cash basis requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities, including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits – Benefit payments are recorded upon distribution. As of October 31, 2008 and 2007, there were no distributions payable to Plan participants.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended October 31, 2008 and 2007 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Missouri Natural Gas Division of Laclede Gas Company who are members of a collective bargaining unit, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. Fidelity became the new trustee and recordkeeper on October 1, 2008 when the Company replaced Wachovia as the prior trustee and recordkeeper. Wachovia had acquired the recordkeeping business of Ameriprise Trust Company, the previous trustee, effective April 1, 2007. The Plan is administered by the Missouri Natural Wage Deferral Savings Plan Committee ("Committee") which is a three-member committee appointed by the Laclede Gas Company Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To participate in the Plan, an employee must be a member of a collective bargaining unit of the Missouri Natural Gas Division of Laclede Gas Company, must complete one year of service and must elect to participate as of any November 1 or May 1.

Contributions – Employees elect payroll deductions in 1% increments ranging from 2% through 8% of their annual rate of compensation. Employer contributions are made bi-weekly into the trust in an amount equal to 50% of such employee contributions. In addition, each employee is permitted to make additional deposits of up to 67% of compensation in any Plan year. These additional deposits are not matched by employer contributions. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the Internal Revenue Code ("IRC").

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan may be invested in one or more of the available investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. The Company added and changed investment funds on October 1, 2008 when the trustee changed to Fidelity from Wachovia but maintained both The Laclede Group, Inc. – ESOP and the Northern Trust Global Investments Russell 2000 Index Fund as investment options. Participants' investments were mapped into similar funds for the recordkeeper conversion.

The investment funds currently available are:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- American Funds® EuroPacific Growth Fund® - Class R5
- American Funds® The Growth Fund of America® - Class R5
- Barclays Global Investors Equity Index Fund – F
- Barclays Global Investors Money Market Fund
- Barclays Global Investors US Debt Index Fund – F
- Columbia Small Cap Value I Fund – Class Z
- JPMorgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- Vanguard Total International Stock Index Fund – Investor Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2005 Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares
- Vanguard Target Retirement 2050 Fund - Investor Shares

The investment funds available prior to October 1, 2008 were:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund
- RiverSource Trust Bond Fund
- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends remains in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested in the ESOP under the terms of the Plan.

As previous plan trustee, Wachovia used pool accounting for the ESOP, and assets were tracked using unit accounting. Because Fidelity, the new trustee, uses real-time trading, ESOP assets are now reported in actual shares of stock.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances, a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past twelve months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 9.25% at October 31, 2008.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants who are at least age 59-1/2 may elect a distribution from their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Committee and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a twelve month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. The accounts of the Participants who become covered by a collective bargaining agreement for the Laclede Gas Company Division are transferred to the Laclede Gas Company Wage Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis).

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2008	2007
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (33,887.968 shares and 81,627.874 units, respectively)	$1,773,018	$1,166,438
RiverSource Trust Equity Index Base Fund (0.000 and 42,617.184 units, respectively)	-	2,211,619
RiverSource Trust Bond Fund (0.000 and 4,704.440 units, respectively)	-	419,857
RiverSource Trust Money Market Fund I (0.000 and 875,187.935 units, respectively)	-	903,282
Northern Trust Global Investments Russell 2000 Index Fund (520.197 and 496.100 units, respectively)	335,205	486,441
Barclays Global Investors U.S. Debt Index Fund F (21,734.962 and 0.000 units, respectively)	444,480	-
Barclays Global Investors Money Market Fund (1,048,216.920 and 0.000 units, respectively)	1,048,217	-
Barclays Global Investors Equity Index Base Fund F (103,794.860 and 0.000 units, respectively)	1,526,822	-

During 2008 and 2007, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) by $(561,223) and $381,872, respectively, as follows:

	2008	2007
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ 604,052	$ (28,276)
RiverSource Trust Equity Index Base Fund	(530,914)	284,408

RiverSource Trust Bond Fund	(4,254)	27,616
Northern Trust Global Investments Russell 2000 Index Fund	(166,466)	41,977
RiverSource Trust Long-Term Horizon Fund 80:20	(27,687)	17,072
RiverSource Trust Long-Term Horizon Fund 65:35	(33,722)	20,551
RiverSource Trust Medium-Term Horizon Fund 50:50	(23,758)	18,043
RiverSource Trust Short-Term Horizon Fund 25:75	(27)	481
Barclays Global Investors Equity Index Fund F	(308,135)	-
Barclays Global Investors U.S. Debt Index Fund F	(11,683)	-
T. Rowe Price Equity Income Fund	495	-
American Funds® EuroPacific Growth Fund® of America – Class R5	17	-
American Funds® The Growth Fund of America® – Class R5	757	-
Vanguard Target Retirement 2010	(93)	-
Vanguard Target Retirement 2015	(5,054)	-
Vanguard Target Retirement 2020	(25,974)	-
Vanguard Target Retirement 2025	(9,992)	-
Vanguard Target Retirement 2030	(6,826)	-
Vanguard Target Retirement 2035	(11,849)	-
Vanguard Target Retirement 2040	(109)	-
Vanguard Target Retirement 2045	(1)	-
Total appreciation/(depreciation)	$ (561,223)	$ 381,872

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. In addition, the Internal Revenue Service issued a compliance statement in response to a filing by the Committee for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of October 31, 2008, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments were units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company was the previous trustee as defined by the Plan; therefore, these transactions qualified as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Wachovia Retirement Services acquired the defined contribution recordkeeping business of Ameriprise Trust Company. Effective April 1, 2007, Wachovia became the trustee of the Plan as a result of its purchase of Ameriprise.

At October 31, 2008 and 2007, the Plan held 33,887.968 shares and 81,627.874 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $1,773,018 and $1,166,438, respectively. During the years ended October 31, 2008 and 2007, the Plan received dividend income related to this common stock of $49,114 and $47,101, respectively.

7. SUBSEQUENT EVENT

Change in Market Value – Subsequent to year end, the fair value of the Plan's investments in marketable securities declined. The market value of investments at March 31, 2009 was $4,994,000.

MISSOURI NATURAL GAS DIVISION
OF LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR) - MODIFIED CASH BASIS
(FORM 5500)
OCTOBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (33,887.968 shares)		$ 1,773,018
	Barclays Global Investors Equity Index Base Fund F	Common/collective trust (103,794.860 units)		1,526,822
	Northern Trust Global Investments Russell 2000 Equity Index Fund	Common/collective trust (520.197 units)		335,205
	Barclays Global Investors U. S. Debt Index Fund F	Common/collective trust (21,734.962 units)		444,480
	Barclays Global Investors Money Market Fund	Common/collective trust (1,048,216.920 units)		1,048,217
	T. Rowe Price Equity Income SHS	Mutual fund (860.708 shares)		15,828
	Vanguard Target Retirement 2010	Mutual fund (1,655.368 shares)		30,012
	Vanguard Target Retirement 2020	Mutual fund (9,786.719 shares)		169,408
	Vanguard Target Retirement 2030	Mutual fund (2,616.083 shares)		43,113
	Vanguard Target Retirement 2040	Mutual fund (41.283 shares)		665
	American Funds EuroPacific Growth Fund - Class R5	Mutual fund (512.866 shares)		15,355
	American Funds The Growth Fund of America - Class R5	Mutual fund (1,411.051 shares)		31,424
	Vanguard Target Retirement 2015	Mutual fund (3,714.571 shares)		36,886
	Vanguard Target Retirement 2025	Mutual fund (6,171.947 shares)		60,362
	Vanguard Target Retirement 2035	Mutual fund (6,266.951 shares)		62,043
	Vanguard Target Retirement 2045	Mutual fund (0.567 shares)		6
*	Loans to Participants	Loans to participants Interest rate 5.00% - 9.25%		190,062
			Total	$ 5,782,906

* Party-in-interest.

BKD LLP
CPAs & Advisors

501 N. Broadway, Suite 600
St. Louis, MO 63102-2126
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90248) pertaining to the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan, of our report dated April 8, 2009, with respect to the financial statements of the Missouri Natural Gas Division of Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended October 31, 2008.

BKD, LLP

St. Louis, Missouri
April 8, 2009